The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these notes and are not soliciting an offer to buy these notes in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to
General Instruction II.K of Form F-9
File No. 333-147078
SUBJECT TO COMPLETION. DATED JULY 30, 2008

PRELIMINARY PROSPECTUS SUPPLEMENT
(to a Short Form Base Shelf Prospectus dated November 8, 2007)

US$
ROGERS COMMUNICATIONS INC.
US$               % Senior Notes Due 2018
US$               % Senior Notes Due 2038

The US$               % senior notes due 2018 (the “2018 notes”) will bear interest at the rate of     % per year from          , 2008 and the US$               % senior notes due 2038 (the “2038 notes”) will bear interest at the rate of     % per year from          , 2008 (collectively, the “notes”). We will pay interest on the 2018 notes on           and           of each year, beginning on          , 2009. Unless we redeem the 2018 notes earlier, the 2018 notes will mature on          , 2018. We will pay interest on the 2038 notes on           and           of each year, beginning on          , 2009. Unless we redeem the 2038 notes earlier, the 2038 notes will mature on          , 2038. We may redeem some or all of the notes at any time and from time to time at 100% of their principal amount plus a make-whole premium described in this prospectus supplement. We may also redeem all of the notes at any time in the event that certain changes involving Canadian withholding taxes occur. If we experience a change in control and there is a specified decline in the credit rating of any series of the notes, we will be required to make an offer to purchase all of the notes of such series at a price equal to 101% of their principal amount plus accrued interest to the date of purchase in order to avoid an event of default under the notes of such series.

The notes will be unsecured, unsubordinated obligations of Rogers Communications Inc. and will rank equally with its unsecured, unsubordinated obligations. Subject to the release provisions described herein, payment of principal, premium, if any, and interest on the notes will be fully and unconditionally guaranteed, jointly and severally, on an unsecured, unsubordinated basis by two of our wholly-owned subsidiaries.

Investing in the notes involves risks. See the “Risk Factors” section beginning on page 18 of the accompanying prospectus, as well as “Risks Related to the Notes” beginning on page S-7 of this prospectus supplement.

The notes have not been approved or disapproved by the Securities and Exchange Commission or any state securities regulator, nor has the Securities and Exchange Commission or any state securities regulator passed upon the accuracy or adequacy of this prospectus supplement or the prospectus to which it relates. Any representation to the contrary is a criminal offense.

We are permitted to prepare this prospectus supplement and the accompanying prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements in accordance with Canadian generally accepted accounting principles, and are subject to Canadian and U.S. auditing and auditor independence standards. They may not be comparable to financial statements of U.S. companies.

Owning the notes may subject you to tax consequences both in the United States and Canada. You should read the tax discussion contained in this prospectus supplement. This prospectus supplement and the accompanying prospectus may not describe these tax consequences fully.

Your ability to enforce civil liabilities under the U.S. federal securities laws may be affected adversely because we are organized under the laws of British Columbia, Canada, most of our directors, substantially all of our officers and the experts named in this prospectus supplement are Canadian residents, and substantially all of our assets are located outside the United States.

The debt securities offered hereby have not been qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario) and are not being offered in Canada or to any resident of Canada. See “Underwriting”.

	Price to		Underwriters’
	Public(1)		Commission		Net proceeds to RCI(2)

Per 2018 note		%		%		%
Total	US$		US$		US$
Per 2038 note		%		%		%
Total	US$		US$		US$

(1)	Interest on the notes will accrue from , 2008 to the date of delivery. The price to the public set forth above does not include accrued interest, if any.

(2)	Before deducting expenses of the offering estimated to be approximately US$ million, which, together with the underwriters’ commissions, will be paid by us.

The underwriters, as principals, conditionally offer the notes, subject to prior sale, if, as and when issued by us, and accepted by the underwriters in accordance with the conditions contained in the underwriting agreement referred to under “Underwriting” in this prospectus supplement. The underwriters may sell notes for less than the initial offering price in circumstances discussed under “Underwriting”. In addition, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the notes at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. See “Underwriting”. Each of          ,          , and           is an affiliate of a bank or a financial institution that is currently, or may become concurrently with this offering, a lender to us under our bank credit facility and/or a counter-party to cross-currency interest rate exchange agreements with us. Accordingly, we may be considered to be a connected issuer of each such underwriter for purposes of applicable securities legislation in each of the provinces of Canada. See “Underwriting”.

There is no market through which the notes may be sold and purchasers may not be able to resell the notes purchased under this prospectus supplement. This may affect the pricing of the notes in the secondary market, the transparency and availability of trading prices, the liquidity of the notes, and the extent of issuer regulation. See “Risks Related to the Notes”.

The underwriters expect to deliver the notes to purchasers on or about          , 2008, but in any event not later than          , 2008, through the book entry facilities of the Depository Trust Company and its direct and indirect participants, including Euroclear and Clearstream, Luxembourg.

Joint Book-Running Managers

Citi	JPMorgan
          , 2008

IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT
AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the notes that we are offering and also adds to and updates certain information contained in the accompanying prospectus and the documents incorporated by reference therein and herein. The second part is the accompanying short form base shelf prospectus dated November 8, 2007, which gives more general information, some of which may not apply to the notes we are offering pursuant to this prospectus supplement. The accompanying short form base shelf prospectus is referred to as the “prospectus” in this prospectus supplement.

If the description of the notes varies between this prospectus supplement and the prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus and on other information included in the registration statement of which this prospectus supplement and the accompanying prospectus forms a part. We have not, and the underwriters have not, authorized any other person to provide you with information that is different. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the prospectus, including the information in any document incorporated by reference herein and therein, is accurate only as of the date of this prospectus supplement.

Except as set forth under “Summary of the Offering”, “The Guarantors” and “Description of the Notes” or unless the context otherwise requires, in this prospectus supplement (excluding the documents incorporated by reference herein) the terms “RCI”, “Company”, “we”, “us” and “our” refer to Rogers Communications Inc. and its subsidiaries, references to Canadian dollars, “Cdn$” and “$” are to the currency of Canada and references to U.S. dollars or “US$” are to the currency of the United States.

Our consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Canada (“Canadian GAAP”) and are stated in Canadian dollars.

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

We measure the success of our strategies using a number of key performance indicators, some of which we present in the table contained in this prospectus supplement under the heading “Selected Consolidated Financial and Operating Data”. Important details in respect of these measures, including how they are defined and calculated, are included in our management’s discussion and analysis incorporated by reference into this prospectus supplement. Particular reference should be made to the section of our management’s discussion and analysis in respect of our annual audited consolidated financial statements entitled “Key Performance Indicators and Non-GAAP Measures”. For the measures in the table referenced above that are presented under the heading “Selected Subscriber Data”, see also the subsections of the “Segment Review” in our management’s discussion and analysis (for the corresponding period) entitled “Wireless — Summarized Wireless Subscriber Results” and “Cable — Cable Operations — Summarized Subscriber Results”, as applicable.

These key performance indicators are not measurements in accordance with Canadian GAAP. The non-GAAP measures presented in “Selected Consolidated Financial and Operating Data” in this prospectus supplement include adjusted operating profit and operating profit. None of these measures should be considered as an alternative to net income or any other measure of performance calculated in accordance with Canadian GAAP. In general, we present these additional measures as we believe they allow us to more effectively measure our performance against our operating strategy as well as against the results of our peers and competitors. Similarly titled measures presented by other companies may have a different meaning and may not be comparable. For a further discussion of why and how we present these measures, see the section entitled “Key Performance Indicators and Non-GAAP Measures” in our management’s discussion and analysis in respect of our annual audited consolidated financial statements incorporated by reference into this prospectus supplement. For a calculation of any of these non-GAAP measures expressed for the years ended December 31, 2007 and 2006, see the sections of our associated management’s

i

discussion and analysis incorporated by reference into this prospectus supplement entitled “Supplementary Information: Non-GAAP Calculations” and “Consolidated Financial and Operating Results — Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period”. For a calculation of any of these non-GAAP measures expressed for the six months ended June 30, 2008 and 2007, see the sections of our associated management’s discussion and analysis entitled “Supplementary Information” and “Summarized Consolidated Financial Results — Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period”.

ii

Prospectus Supplement

Prospectus

iii

DOCUMENTS INCORPORATED BY REFERENCE

This prospectus supplement is deemed to be incorporated by reference in the prospectus solely for the purpose of the offering of the notes hereunder. Other documents are also incorporated, or are deemed to be incorporated, by reference into the prospectus and reference should be made to the prospectus for full particulars thereof.

The following documents filed by us with the Ontario Securities Commission (the “OSC”) under the Securities Act (Ontario) and filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are specifically incorporated by reference into, and form an integral part of, this prospectus supplement and the prospectus:

•	our annual information form for the year ended December 31, 2007, dated March 4, 2008;

•	our audited consolidated financial statements as at and for the years ended December 31, 2007 and 2006, together with the report of the auditors thereon, and our management’s discussion and analysis in respect of those statements;

•	our management information circular dated March 20, 2008, as amended on April 3, 2008, in connection with our annual meeting of shareholders held on April 29, 2008;

•	our unaudited interim consolidated financial statements as at June 30, 2008 and for the three and six months ended June 30, 2008 and 2007 and our management’s discussion and analysis in respect of those statements; and

•	our material change report filed January 16, 2008 relating to our application to the Toronto Stock Exchange (the “TSX”) to make a Normal Course Issuer Bid for purchases of our Class B Non-Voting Shares through the facilities of the TSX.

Any documents of the types referred to above and any material change reports (excluding confidential material change reports), business acquisition reports and updated earnings coverage ratio information filed by us with the OSC after the date of this prospectus supplement and prior to the termination of this offering will be deemed to be incorporated by reference into this prospectus supplement and the prospectus. In addition, any such documents which are filed with or furnished to the SEC by us in our periodic reports on Form 6-K or annual report on Form 40-F after the date of this prospectus supplement and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus supplement, the prospectus and the registration statement of which the prospectus forms a part if and to the extent expressly provided in such report.

Any statement contained in this prospectus supplement, the prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus supplement or the prospectus shall be deemed to be modified or superseded for the purposes of this prospectus supplement and the prospectus to the extent that a statement contained in this prospectus supplement, or in any subsequently filed document which also is or is deemed to be incorporated by reference into this prospectus supplement or the prospectus, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus supplement or the prospectus except as so modified or superseded.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this prospectus supplement and the prospectus from documents filed with the SEC and the OSC. Copies of the documents incorporated by reference into this prospectus supplement and the accompanying prospectus may be obtained on request without charge from the Corporate Secretary, Rogers Communications Inc., 333 Bloor Street East, 10th Floor, Toronto, Ontario, M4W 1G9, Tel: 416-935-7777. Copies of documents that we have filed with the OSC may be obtained over the Internet at the Canadian Securities Administrators’ website at www.sedar.com.

In addition to our continuous disclosure obligations under the securities laws of the provinces of Canada, we are subject to the informational requirements of the Exchange Act and, in accordance therewith, file or furnish reports and other information with or to the SEC. Our recent SEC filings may be obtained over the Internet at the SEC’s website at www.sec.gov. You may also read and copy any document we file or furnish with or to the SEC at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facilities and copying charges. Copies of reports and other information concerning us may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

EXCHANGE RATES

The following table sets forth for each period indicated, the high and low exchange rates and the average of such exchange rates on the last business day of each month during such period, based on the noon buying rate in The City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the “noon buying rate”). These rates are set forth as United States dollars per $1.00. On July 29, 2008, the inverse of the noon buying rate was US$0.9746 per $1.00.

Year Ended	Average(1)	High	Low	Period End

December 31, 2007	.9376	1.0908	.8437	1.0120
December 31, 2006	.8844	.9100	.8528	.8582
December 31, 2005	.8276	.8690	.7872	.8579

Six Months Ended	Average(1)	High	Low	Period End

June 30, 2008	.9950	1.0291	.9714	.9818
June 30, 2007	.8899	.9453	.8437	.9404
June 30, 2006	.8841	.9100	.8531	.8969

(1)	The average of the exchange rates on the last business day of each month during the applicable period.

FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus (including the documents incorporated by reference herein and therein) includes “forward-looking information”, within the meaning of applicable Canadian securities laws and “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively referred to herein as “forward-looking information” or “forward-looking statements”), concerning, among other things, the future performance of our business, operations and financial performance and condition. This forward-looking information includes, but is not limited to, statements with respect to our objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions. This forward-looking information also includes, but is not limited to, guidance relating to revenue, operating profit, property, plant and equipment expenditures, free cash flow, expected growth in subscribers, the deployment of new services, integration costs, and all other statements that are not historical facts. The words “could”, “expect”, “may”, “anticipate”, “assume”, “believe”, “intend”, “estimate”, “plan”, “project”, “guidance” and similar expressions are intended to identify statements containing forward-looking information, although not all forward-looking statements include such words. Forward-looking information is based on current expectations and various factors and assumptions applied which we believe to be reasonable at the time applied, including but not limited to general economic and industry growth rates, currency exchange rates, product and service pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability.

We caution that all forward-looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward-looking information. A number of risk factors could cause our future, actual results and performance to differ materially from those in the forward-looking information, including, but not limited to:

•	economic conditions,

•	technological change,

•	the integration of acquisitions,

•	the failure to achieve anticipated results from synergy initiatives,

•	unanticipated changes in content or equipment costs,

•	changing conditions in the entertainment, information and communications industries,

•	regulatory changes,

•	changes in law, litigation, tax matters, employee relations and pension issues,

•	the level of competitive intensity, and

•	the emergence of new opportunities.

Many of these risks are beyond our control and current expectation and knowledge. Therefore, should one or more of these risks materialize, or should assumptions underlying the forward-looking information prove incorrect, our actual results and performance may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any statements herein containing forward-looking information and to not place undue reliance on such statements and underlying assumptions. We are under no obligation (and expressly disclaim any such obligation) to update or alter statements containing forward-looking information whether as a result of new information, future events or otherwise, except as required by law. Before making any investment decision in respect of the notes, see the risk factors incorporated by reference into and included in this prospectus supplement and the accompanying prospectus, including those referenced in the “Risk Factors” section of the accompanying prospectus and those described under “Risks Related to the Notes” in this prospectus supplement, for a more detailed discussion of factors that may affect our actual results and performance.

SUMMARY OF THE OFFERING

The following summary of the terms of the offering of the notes is subject to, and should be read in conjunction with, the more detailed information appearing elsewhere in, and incorporated by reference into, this prospectus supplement and the accompanying prospectus. For purposes of this “Summary of the Offering”, the words we, us, our and RCI refer to Rogers Communications Inc. (or its successors, if any, under the indenture governing the notes) and not any of its subsidiaries.

Issuer:	Rogers Communications Inc.

Guarantors:	Rogers Cable Communications Inc. (“RCCI”) and Rogers Wireless Partnership (“RWP”)

Guarantees:	The payment of principal, premium, if any, and interest on the notes will be fully and unconditionally guaranteed, jointly and severally, by two of our wholly-owned subsidiaries, RCCI and RWP. These guarantees may be released in certain circumstances. See “Description of the Notes — Guarantees and Ranking”.

Debt Securities Offered:	US$ million aggregate principal amount of % Senior Notes Due , 2018.

US$ million aggregate principal amount of % Senior Notes Due , 2038

Interest Rate and Interest Payment Dates:	We will pay interest on the 2018 notes at the rate of % per year on and of each year, beginning on , 2009.

We will pay interest on the 2038 notes at the rate of % per year on and of each year, beginning on , 2009.

Issue Date:	, 2008.

Maturity Date:	The 2018 notes will mature on , 2018.

The 2038 notes will mature on , 2038.

Ranking:	The notes and the guarantees will be unsecured, unsubordinated obligations of RCI and the guarantors, respectively, and will rank pari passu with our and the guarantors’ existing and future unsecured, unsubordinated debt. The notes will be effectively subordinated to (1) any of our and the guarantors’ existing and future secured debt to the extent of the assets securing such debt and (2) all existing and future debt and other liabilities of our subsidiaries (other than the guarantors, for so long as their guarantee remains in effect).

Use of Proceeds:	We estimate that our net proceeds from the sale of the notes, after deducting the underwriting commissions and the estimated expenses of this offering payable by us, will be approximately $ million. We intend to use the net proceeds for general corporate purposes, including the uses more specifically described in the section entitled “Use of Proceeds”.

Optional Redemption:	The notes of each series are redeemable, in whole or in part, at our option at any time, at 100% of their principal amount plus a make-whole premium described in this prospectus supplement. See “Description of the Notes — Optional Redemption”.

Tax Redemption:	The notes of each series also will be subject to redemption in the event we become or would become obligated to pay Additional Amounts with respect to such notes as a result of certain changes involving Canadian taxation laws or treaties. See “Description of Debt Securities — Redemption Upon Changes in Withholding Taxes” in the accompanying prospectus.

Additional Amounts:	Any payments made by us or a guarantor, as the case may be, with respect to either series of the notes, or the guarantees thereon, will be made without withholding or deduction for Canadian taxes unless required by law. Subject to certain exclusions, if we or a guarantor, as the case may be, are required by law to withhold or deduct for Canadian taxes with respect to a payment to the holders of the notes, we or a guarantor, as applicable, will pay the additional amount necessary so that the net amount received by the holders of the notes after the withholding or deduction is not less than the amount that they could have received in the absence of the withholding or deduction. See the section entitled “Description of Debt Securities — Additional Amounts” in the accompanying prospectus.

Change in Control:	If we experience a change in control and there is a specified decline in the credit rating of a series of the notes, we will be required to make an offer to purchase all of the notes of such series at a price equal to 101% of their principal amount plus accrued interest to the date of purchase in order to avoid an event of default under the notes of such series. See “Description of the Notes — Events of Default — Change in Control Triggering Event.”

Certain Covenants:	The indenture governing the notes contains covenants that, among other things, limit the ability of:

• RCI to incur additional secured debt and enter into sale and leaseback transactions; and

• RCI’s “Restricted Subsidiaries” to incur additional debt and enter into sale and leaseback transactions.

The covenants are subject to important exceptions, limitations and qualifications which are summarized under “Description of the Notes” in this prospectus supplement and “Description of Debt Securities” in the accompanying prospectus. On the initial issue date of the notes, all of RCI’s subsidiaries will be “Restricted Subsidiaries”.

Form and Denomination:	The notes of each series will be issued in the form of one or more global securities that will be deposited with, or on behalf of the depositary, The Depository Trust Company. Interests in the global securities will be issued only in denominations of US$2,000 or integral multiples of US$1,000 in excess thereof. Except as described under “Description of the Notes — Book-Entry System”, notes of any series in definitive form will not be issued.

Expected Credit Ratings:	Moody’s Investors Service Inc.:	Baa3 (Positive outlook)
	Standard & Poor’s Ratings Services:	BBB− (Positive outlook)
	Fitch Ratings Ltd.:	BBB (Stable outlook)

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. For further information, see “Credit Ratings”.

Risk Factors:	Investment in the notes involves certain risks. Before deciding to invest in the notes, you should consider carefully the risk factors referenced in the “Risk Factors” section of the accompanying prospectus and those described in the “Risks Related to the Notes” section of this prospectus supplement, as well as the other information in the documents incorporated by reference herein.

Governing Law:	New York.

Potential Canadian Debt Offering:	In the near future, we may offer debt securities denominated in Canadian dollars in Canada, depending on, among other things, market conditions and the size of this offering.

RISKS RELATED TO THE NOTES

An investment in the notes involves risk. In addition to the risks set forth below and the other information contained in this prospectus supplement and the accompanying prospectus, you should consider carefully the risks and uncertainties described in the documents incorporated by reference into this prospectus supplement and the accompanying prospectus.

Discussions of certain risks and uncertainties affecting our business are provided in our annual information form, our management’s discussion and analysis for the year ended December 31, 2007 and our management’s discussion and analysis for the three and six months ended June 30, 2008, each of which are incorporated by reference into this prospectus supplement. Any of these risks could materially adversely affect our business, financial condition or results of operations. Additional risks not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

The notes and guarantees will be effectively subordinated to the debt and other liabilities of our non-guarantor subsidiaries and to any of our and the guarantors’ secured debt.

Subject to the release provisions described herein, the notes will be unconditionally guaranteed on a senior, unsecured basis by two of our wholly-owned subsidiaries, RCCI and RWP. Our other subsidiaries will not guarantee or otherwise be responsible for the payment of principal or interest or other payments required to be made by us on the notes. Accordingly, the notes will effectively be subordinated to all existing and future liabilities (including trade payables and debt) of such subsidiaries and, upon any release of their respective guarantees, RCCI and RWP. We conduct a substantial portion of our operations through, and hold a substantial portion of our assets in, our non-guarantor subsidiaries. As a result, our ability to meet our financial obligations, including servicing our debt under the notes, depends significantly upon our receipt of funds from these non-guarantor subsidiaries. These subsidiaries are distinct legal entities and have no obligation to make funds available to us to pay our obligations under the notes. In the event of an insolvency, bankruptcy, liquidation, reorganization or similar proceeding in respect of any of our subsidiaries that are not, at the time, guaranteeing the notes, holders of the notes will have no right to proceed against the assets of such non-guarantor subsidiaries. Creditors of such non-guarantor subsidiaries would generally be entitled to payment in full from such assets before any assets are made available for distribution to Rogers Communications Inc., RCCI or RWP to pay their respective debts and other obligations. As of June 30, 2008, our subsidiaries (excluding the guarantors) had in the aggregate approximately $9 million of debt and other liabilities (excluding intercompany liabilities and current liabilities). Pursuant to the terms of our existing debt obligations, including those of the notes, our subsidiaries are permitted to incur additional debt subject to certain limitations.

The notes and subsidiary guarantees will also be effectively subordinated in right of payment to all existing and any future secured debt of Rogers Communications Inc. and the guarantors, respectively, to the extent of the value of the assets securing such debt. In the event of an insolvency, bankruptcy, liquidation, reorganization or similar proceeding, the assets of Rogers Communications Inc. or of a guarantor, as applicable, that serve as collateral under any such secured debt would be made available to satisfy the obligations under the secured debt before any payments are made on the notes or the applicable subsidiary guarantee. As of June 30, 2008, Rogers Communications Inc. and the guarantors had in the aggregate approximately $1.4 million of secured debt. Pursuant to the terms of our existing debt obligations, including those of the notes, we may incur additional secured debt subject to certain limitations.

There can be no assurance that a trading market for the notes will develop or as to the liquidity of any trading market that might develop for the notes.

There is no established trading market for the notes and we do not intend to have the notes listed on any securities exchange. We have been informed by the underwriters that they presently intend to make a market in the notes after this offering is completed, as permitted by applicable laws and regulations. The underwriters are not obligated, however, to make a market in the notes and any market making may be discontinued at any time at the sole discretion of the underwriters. In addition, the liquidity of the trading market in the notes and the market price quoted for the notes may be adversely affected by, among other things, changes in the overall market for debt securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a result, you cannot be sure that an active trading market will develop for the notes or as to the liquidity of any trading market that may develop.

Credit ratings may change adversely affecting the market value of the notes and our cost of capital. Adverse changes to the credit ratings assigned to some of our outstanding public debt may also subject us to certain restrictive covenants.

There is no assurance that the credit ratings assigned to a particular series of notes will remain in effect for any given period of time or that any such rating will not be lowered or withdrawn entirely by the relevant rating agency. Real or anticipated changes in credit ratings assigned to a particular series of notes will generally affect the market price of such notes. In addition, real or anticipated changes in our credit ratings may also affect the cost at which we can access the capital markets.

Some of our outstanding public debt indentures contain restrictive covenants to which we are not subject for so long as more than one rating agency assigns the debt issued under the indenture an investment grade rating and we are not in default of our obligations under the indenture. If we fail to meet these conditions, we will again be subject to these restrictive covenants which will limit our operating flexibility and may limit our ability to execute our business strategy.

We may be unable to purchase the notes upon a change in control triggering event.

If we experience a change in control and a particular series of the notes experiences a specified credit rating decline, we will be required to offer to purchase the notes of such series for cash at a price equal to 101% of the principal amount of such notes plus accrued interest to the date of purchase in order to avoid an event of default under such notes. See “Description of the Notes — Events of Default — Change in Control Triggering Event”. A change in control and a specified credit rating decline under the terms of any series of notes is likely to correspond with a change in control and a specified credit rating decline under the terms of our other public debt, which would require us to make a similar offer to purchase with respect to that debt in order to avoid an event of default thereunder. In addition, a change in control and a specified credit rating decline in respect of our senior public debt will constitute an event of default under our bank credit facility. In the event of a change in control and a specified credit rating decline relating to our debt, we may not have sufficient funds to purchase all of the affected notes, in addition to all of our existing public debt, and to repay the amounts outstanding under our bank credit facility.

ROGERS COMMUNICATIONS INC.

We are a diversified public Canadian communications and media company. We are engaged in wireless voice and data communications services through Rogers Wireless, Canada’s largest wireless provider and the operator of the country’s only national GSM/HSPA based network. Rogers Cable is one of Canada’s largest providers of cable television services as well as high-speed Internet access and telephony services. Rogers Media Inc. (“Rogers Media”) is engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment.

Rogers Wireless

We are Canada’s largest provider of wireless communications service, serving approximately 7.5 million retail voice and data customers as at June 30, 2008. We are a facilities-based carrier operating our wireless networks over a broad, national coverage area, much of which is interconnected by our own fibre-optic and microwave transmission infrastructure. We are Canada’s only national carrier operating on the global standard GSM and advanced 3G HSPA technology platforms. Subscribers to our wireless services have access to these services across the U.S. through roaming agreements with various wireless operators. Our subscribers also have access to wireless voice and data service internationally through roaming agreements with other GSM wireless providers.

Rogers Cable

We are one of Canada’s largest providers of cable television services as well as high-speed Internet access and telephony services. We provide this diverse range of services through our highly-clustered and technologically advanced broadband networks in Ontario, New Brunswick and Newfoundland and Labrador. Our Cable business is comprised of three segments. Through our Cable Operations segment we provide basic and digital cable services as well as high-speed Internet service to residential subscribers. We also offer local telephone and long distance services to residential customers with both voice-over-cable and circuit-switched technologies. Through our Rogers Business Solutions segment, we offer local and long distance telephone, enhanced voice and data services, and IP access to Canadian businesses and governments, as well as making most of these offerings available on a wholesale basis to other telecommunications providers. Our Rogers Retail segment operates a retail distribution chain that offers Rogers branded home entertainment and wireless products and services. In our Rogers Retail segment, we also offer digital video disc and video game sales and rentals through Canada’s second largest chain of video rental stores.

Rogers Media

Rogers Media operates our radio and television broadcasting operations, our consumer and trade publishing operations, our televised home shopping service and the Toronto Blue Jays and Rogers Centre. The Broadcasting group at Rogers Media is comprised of 52 radio stations across Canada, a number of Canadian conventional and specialty television services and a nationally televised shopping service. This Broadcasting group also holds a 50% interest in a mobile production and distribution joint venture and minority interests in several Canadian specialty television services. Rogers Media’s Publishing group publishes approximately 70 consumer magazines and trade and professional publications and directories in Canada.

THE GUARANTORS

RCCI is an Ontario corporation and a wholly-owned subsidiary of RCI through which we principally own and operate our Rogers Cable business.

RWP is an Ontario partnership and a subsidiary of RCI that, along with Fido Solutions Inc., a wholly-owned subsidiary of RCI, principally owns and operates the Rogers Wireless business. RCI holds the majority of the partnership units of RWP, while the remaining partnership units of RWP are held by Fido Solutions Inc. and RCCI.

The following table sets forth the selected unaudited consolidating summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI; (ii) RCCI and RWP (the “Guarantors”), on a combined basis; (iii) our non-guarantor subsidiaries (the “Other Subsidiaries”) on a combined basis; (iv) consolidating adjustments; and (v) the total consolidated amounts.

	6 Months Ended June 30 and Years Ended December 31 (unaudited)
	RCI (1)(2)(3)(4)				Guarantors (1)(2)(3)(4)(5)				Other Subsidiaries (2)(3)(4)				Consolidating Adjustments (2)(3)(4)				Total Consolidated Amounts
	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31
	2008	2007	2007	2006	2008	2007	2007	2006	2008	2007	2007	2006	2008	2007	2007	2006	2008	2007	2007	2006
	(In millions of dollars)

Statement of Income Data:
Revenue	$42	$75	$37	$6	$4,020	$7,461	$3,549	$6,810	$1,517	$2,934	$1,407	$2,370	$(167)	$(347)	$(168)	$(348)	$5,412	$10,123	$4,825	$8,838
Operating Income (loss)	(59)	(352)	(281)	(48)	1,148	1,612	686	1,334	288	456	159	231	(146)	(220)	(133)	(226)	1,231	1,496	431	1,291
Net Income (loss)	645	637	114	622	1,035	1,479	638	1,127	1,241	16	(13)	119	(2,276)	(1,495)	(625)	(1,246)	645	637	114	622
Balance Sheet Data (at period end):
Current assets	$2,837	$3,622	$3,780	$3,558	$2,284	$3,669	$2,537	$1,531	$3,827	$2,351	$1,754	$2,051	$(6,922)	$(7,499)	$(5,977)	$(5,406)	$2,026	$2,143	$2,094	$1,734
Non-current assets	14,712	14,337	14,286	13,495	6,769	6,830	6,742	6,433	5,192	5,175	1,176	567	(13,456)	(13,160)	(9,492)	(8,124)	13,217	13,182	12,712	12,371
Current liabilities	2,865	3,321	2,390	2,237	5,934	5,885	5,352	5,169	591	1,047	512	527	(6,925)	(7,511)	(6,035)	(5,463)	2,465	2,742	2,219	2,470
Non-current liabilities	7,545	7,651	8,249	7,111	164	170	167	109	9	17	4	196	285	121	(12)	19	8,003	7,959	8,408	7,435

	3 Months Ended June 30 (unaudited)
	RCI (1)(2)(3)(4)		Guarantors (1)(2)(3)(4)		Other Subsidiaries (2)(3)(4)		Consolidating Adjustments (2)(3)(4)		Total Consolidated Amounts
	June 30	June 30	June 30	June 30	June 30	June 30	June 30	June 30	June 30	June 30
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	(In millions of dollars)

Statement of Income Data:
Revenue	$21	$19	$2,055	$1,863	$817	$735	$(90)	$(90)	$2,803	$2,527
Operating Income (loss)	(77)	(254)	557	289	165	59	(69)	(61)	576	33
Net income (loss)	301	(56)	512	291	430	(17)	(942)	(274)	301	(56)

Notes:

(1)	See “Recent Developments” in the accompanying prospectus. All information contained in the foregoing table is presented as if the intracompany amalgamation that occurred on July 1, 2007, as well as the provision of the RCCI and RWP guarantees in respect of our bank debt, our public debt and our cross-currency interest rate exchange agreements, had occurred at the start of the earliest period presented (i.e. January 1, 2006). The unsecured guarantors are Rogers Wireless Partnership and Rogers Cable Communications Inc.

(2)	Effective December 31, 2006 we terminated the management fee arrangements which had previously been in place between RCI and each of Rogers Wireless Inc., Rogers Cable Inc. and Rogers Media Inc. and, as a result, commencing January 1, 2007 the management fees are no longer paid to RCI by these segments. Such fees paid to RCI totaled approximately $93 million for the year ended December 31, 2006.

(3)	In December 2006 and January 2007, certain real estate assets having an aggregate net book value of $137.2 million and $81.9 million, respectively, together with the related premises leases were transferred to RCI by certain of its subsidiaries.

(4)	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.

(5)	Amounts recorded in current liabilities and non-current liabilities for the guarantors do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The selected financial data presented below for and as of the end of each of the two years ended December 31, 2007 are derived from our audited consolidated financial statements as at and for the years ended December 31, 2007 and 2006, which have been audited by KPMG LLP, as indicated in their report incorporated by reference in this prospectus supplement and accompanying prospectus. The selected financial data presented below as at June 30, 2008 and 2007 and for the six months ended June 30, 2008 and 2007 are derived from our unaudited interim consolidated financial statements as at June 30, 2008 and 2007 and for the six months ended June 30, 2008 and 2007, which, in the opinion of management, include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial results for such periods. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for a full year.

The following data should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2007 and 2006 and our unaudited interim consolidated financial statements as at June 30, 2008 and 2007 and for the six months ended June 30, 2008 and 2007, the notes related to those consolidated financial statements and our management’s discussion and analysis in respect of those statements. Each of our audited consolidated financial statements and the related notes thereto for the years ended December 31, 2007 and 2006 and our unaudited interim consolidated financial statements and the related notes thereto as at June 30, 2008 and for the six months ended June 30, 2008 and 2007 and our management’s discussion and analysis in respect of those statements are incorporated by reference into this prospectus supplement.

SELECTED FINANCIAL DATA

	6 Months Ended		Years Ended
	June 30		December 31
	2008	2007	2007	2006
	In millions of dollars

Statement of Income Data:
Operating revenue
Wireless	$2,953	$2,595	$5,503	$4,580
Cable	1,863	1,736	3,558	3,201
Media	716	614	1,317	1,210
Corporate and eliminations	(120)	(120)	(255)	(153)

Total revenue	$5,412	$4,825	$10,123	$8,838
Adjusted operating profit(1)
Wireless	1,474	1,245	2,589	1,987
Cable	602	471	1,016	916
Media	53	64	176	156
Corporate and eliminations	(62)	(36)	(78)	(117)

	$2,067	$1,744	$3,703	$2,942
Other operating (income) and expense, net(2)	(24)	515	604	67

Operating profit(1)	$2,091	$1,229	$3,099	$2,875
Depreciation & Amortization	860	798	1,603	1,584

Operating income	$1,231	$431	$1,496	$1,291
Interest on long-term debt	271	301	579	620
Other (income) and expense, net	(8)	17	31	(7)
Income tax expense (recovery)	323	(1)	249	56

Net Income	$645	$114	$637	$622

	6 Months Ended		Years Ended
	June 30		December 31
	2008	2007	2007	2006

Cash Flow Data:
Cash provided by operations, before change in non-cash operating working capital items	$1,821	$1,469	$3,135	$2,386
Change in non-cash operating working capital items	(244)	(465)	(310)	63
Cash used in investing activities	(1,083)	(1,046)	(2,438)	(1,633)
Additions to property, plant and equipment including related working capital changes (included in cash from investing activities above)	(856)	(889)	(1,816)	(1,578)
Cash provided by (used in) financing activities	(478)	30	(429)	(731)

	As at		Years Ended
	June 30		December 31
	2008	2007	2007	2006

Balance Sheet Data:
Current assets	$2,026	$2,094	$2,143	$1,734
Property, plant and equipment	7,423	6,888	7,289	6,732
Goodwill	3,139	2,797	3,027	2,779
Intangible assets	1,981	2,083	2,086	2,152
Total Assets	15,243	14,806	15,325	14,105
Current liabilities(3)(4)	2,465	2,219	2,742	2,470
Senior debt(3)(5)	5,552	6,227	5,638	6,522
Total debt(3)	5,959	6,652	6,033	6,988
Derivative instruments(4)	1,743	1,593	1,804	776
Total Liabilities	10,468	10,627	10,701	9,905
Shareholders’ equity	4,775	4,179	4,624	4,200

SELECTED SUBSCRIBER DATA

	6 Months Ended		Years Ended
	June 30		December 31
	2008	2007	2007	2006
	In thousands, except ARPU
	and monthly churn

Wireless subscriber statistics:
Net additions (post-paid)	188	228	581	580
ARPU (post-paid)(6)	$73.95	$70.18	$72.21	$67.27
Monthly churn (post-paid)	1.08%	1.16%	1.15%	1.32%
Total subscribers (post-paid and pre-paid, excluding one-way)	7,505	6,912	7,338	6,778

	6 Months Ended		Years Ended
	June 30		December 31
	2008	2007	2007	2006

Cable subscriber statistics:
Basic Cable subscribers	2,298	2,266	2,295	2,277
High-speed Internet subscribers (residential)	1,534	1,364	1,465	1,297
Digital Cable households	1,431	1,237	1,353	1,134
Rogers Home Phone subscriber lines(7)	1,043	853	990	716

Total revenue generating units(8)	6,306	5,720	6,103	5,424

(1)	Adjusted operating profit and operating profit are non-GAAP measures. See the section entitled “Key Performance Indicators and Non-GAAP Measures” in this prospectus supplement for further information.

(2)	Other operating (income) and expenses, net, includes the following:

	6 Months Ended		Years Ended
	June 30		December 31
	2008	2007	2007	2006

Stock-based compensation expense (recovery)	$(63)	$47	$62	$49
Amendment to stock option plans	—	452	452	—
Integration & restructuring expense	8	16	38	18
Contract renegotiation fee	—	—	52	—
Adjustment for CRTC Part II fees decision	31	—	—	—

Total	$(24)	$515	$604	$67

(3)	Current liabilities, senior debt and total debt include the current portion of long-term debt.

(4)	Current liabilities and derivative instruments include the current portion of derivative instruments.

(5)	Senior debt is total debt less the subordinated long-term debt outstanding under our 8.00% Senior Subordinated Notes due 2012.

(6)	“ARPU” means average monthly revenue per user. See the section entitled “Key Performance Indicators and Non-GAAP Measures” in this prospectus supplement for further information.

(7)	Rogers Home Phone subscriber lines refers to both residential cable and circuit-switched telephony subscribers.

(8)	Revenue generating units are comprised of basic cable subscribers, digital cable households, residential high-speed Internet subscribers and Rogers Home Phone subscriber lines.

USE OF PROCEEDS

Our estimated net proceeds from the sale of the notes, after deducting the underwriting commissions and the estimated expenses of this offering payable by us, will be approximately US$      million. We intend to use the net proceeds for general corporate purposes, including the repayment of a portion of our outstanding debt. Pending any such use, we may invest the net proceeds in bank deposits and short-term marketable securities.

CONSOLIDATED CAPITALIZATION

The following table summarizes our consolidated cash and cash equivalents and our consolidated capitalization as at June 30, 2008, on an actual basis and as adjusted to give effect to the issuance of the notes offered hereby and assuming our application of a portion of the estimated net proceeds therefrom to repay outstanding advances under our bank credit facility. This table should be read together with our audited consolidated financial statements and the related notes thereto for the years ended December 31, 2007 and 2006 and our unaudited interim consolidated financial statements and the related notes thereto as at June 30, 2008 and for the three and six months ended June 30, 2008 and 2007, each of which are incorporated by reference into this prospectus supplement. For the purposes of this table, all U.S. dollar amounts have been translated into Canadian dollars based on the noon rate of exchange as reported by the Bank of Canada on June 30, 2008 of US$1.00 = $1.0186.

	June 30, 2008,
	Actual	As Adjusted
	(In millions of Canadian dollars)

Cash and cash equivalents (bank advances arising from outstanding cheques)(1)	$(45)	$

Long-term debt (including current portion):
Bank credit facility(1)(2)(3)	$1,040	$
Outstanding Senior Public Debt:(4)(5)
9.625% Senior Notes Due 2011	499		499
7.625% Senior Notes Due 2011	460		460
7.25% Senior Notes Due 2011	175		175
7.25% Senior Notes Due 2012	479		479
7.875% Senior Notes Due 2012	357		357
6.25% Senior Notes Due 2013	357		357
6.375% Senior Notes Due 2014	764		764
5.50% Senior Notes Due 2014	357		357
7.50% Senior Notes Due 2015	560		560
6.75% Senior Notes Due 2015	285		285
8.75% Senior Debentures Due 2032	204		204
Capital leases and other	15		15
8.00% Senior Subordinated Notes Due 2012(4)(6)	407		407
2018 notes offered hereby	—
2038 notes offered hereby	—

Total long-term debt (including current portion)	$5,959

Shareholders’ equity	$4,775

Total capitalization	$10,734	$

(1)	We expect to use available cash together with advances under our bank credit facility to pay for the new wireless spectrum licenses to be acquired by us as part of the Canadian government’s auction of wireless spectrum licenses.

(2)	RCI has an unsecured revolving bank credit facility that provides for total commitments of up to $2.4 billion, subject to compliance with, among other things, certain financial covenants. RCI’s obligations under this bank credit facility are guaranteed by RCCI and RWP. For further details in respect of this credit facility, see Note 15 to our audited consolidated financial statements as at and for the years ended December 31, 2007 and 2006 and Note 5 to our unaudited interim consolidated financial statements as at June 30, 2008 and for the three and six months ended June 30, 2008 and 2007. The amount presented under “Bank credit facility” does not include bank advances arising from outstanding cheques.

(3)	In July, 2008, RCI entered into an additional credit agreement with certain Canadian financial institutions for an unsecured revolving credit facility of up to $500 million available until maturity 364 days following the closing date of this credit facility. RCI’s obligations under this credit facility are guaranteed by RCCI and RWP. As at the date of this prospectus supplement, we had not drawn any funds under this credit facility.

(4)	On July 1, 2007, RCI amalgamated with, among other subsidiaries, its then wholly-owned subsidiaries, Rogers Cable Inc. (“Cable”) and Rogers Wireless Inc. (“Wireless”), and assumed all of these subsidiaries’ rights and obligations under their outstanding public debt indentures. As part of the amalgamation process, on June 29, 2007, Cable and Wireless released all security provided by bonds issued under the Cable deed of trust and the Wireless deed of trust for all of the then outstanding Cable and Wireless senior public debt. As a result, none of our senior public debt outstanding on that date remains secured by such bonds effective as of June 29, 2007. For further details in respect of this senior public debt, see Note 15 to our audited consolidated financial statements as at and for the years ended December 31, 2007 and 2006 and Note 5 to our unaudited consolidated financial statements as at June 30, 2008 and for the three and six months ended June 30, 2008 and 2007. See “Recent Developments” in the accompanying prospectus.

(5)	RCI’s obligations under this senior public debt are guaranteed by (or are the co-obligations of, as applicable) RCCI and RWP.

(6)	RCI’s obligations under these subordinated notes are the co-obligations of RWP and are guaranteed by RCCI.

EARNINGS COVERAGE

The following pro forma earnings coverage ratios and associated financial information have been calculated on a consolidated basis for the 12-month periods ended December 31, 2007 and June 30, 2008 based on our financial statements for the respective periods and have been prepared in accordance with Canadian GAAP. The pro forma information gives effect to the offering of the notes under this prospectus supplement and the assumed application of a portion of the net proceeds to repay outstanding advances under our bank credit facility as if the offering and such repayment had occurred on January 1, 2007 and July 1, 2007 in respect of the 12-months ended December 31, 2007 and June 30, 2008, respectively. The pro forma information does not give effect to adjustments for normal course advances and repayments of long-term debt under our bank credit facility subsequent to December 31, 2007 as these would not materially affect the ratios.

	12 Months Ended	12 Months Ended
	December 31, 2007	June 30, 2008

Earnings before interest expense and income taxes	$1,465 million	$2,290 million
Pro forma interest requirements(1)	$ million	$ million
Pro forma earnings coverage ratio(2)	x	x

(1)	Pro forma interest requirements refers to our aggregate interest expense in respect of our long-term debt obligations for the applicable period as adjusted to reflect the items noted above the table.

(2)	Pro forma earnings coverage ratio refers to the ratio of (i) our earnings before interest expense and income taxes for the applicable period and (ii) our pro forma interest requirements for the applicable period.

DESCRIPTION OF THE NOTES

Each of the     % senior notes due 2018 (the “2018 notes”) and the  % senior notes due 2038 (the “2038 notes”) constitutes a series of “senior debt securities” as described in the accompanying prospectus. Each of these series of notes will be issued under its own supplemental indenture (each, a “Supplemental Indenture”) which, for purposes of that series, will supplement the terms and conditions applicable to “senior debt securities” in the indenture to be dated as of the original issue date of the notes between RCI and The Bank of New York Mellon, as trustee (as supplemented by supplemental indentures from time to time, excluding supplemental indentures establishing the terms of a series of debt securities, the “Base Indenture”). References in this prospectus supplement to the “Indenture” are to the Base Indenture as supplemented by the Supplemental Indenture applicable to the series of notes.

This description of the particular terms of these notes supplements and, to the extent inconsistent therewith, replaces the description of the general terms and provisions of the debt securities found in the accompanying prospectus with respect to the notes being offered by this prospectus supplement. This description is qualified in its entirety by reference to all of the provisions of the applicable notes and the applicable Indenture.

Capitalized terms used and not otherwise defined below or elsewhere in this prospectus supplement have the meanings given to them in the accompanying prospectus. For purposes of this “Description of the Notes”, the words we, us, our and RCI refer to Rogers Communications Inc. (or its successors, if any, under the Indenture) and not any of its subsidiaries. Any reference to the “notes” contained in this prospectus supplement refers to both the 2018 notes and the 2038 notes unless the context indicates otherwise.

General

The 2018 notes will be issued in an initial aggregate principal amount of US$      and will mature on          , 2018. The 2018 notes will bear interest at a rate of     % per year from and including          , 2008 or from the most recent interest payment date to which interest has been paid. The 2038 notes will be issued in an initial aggregate principal amount of US$      and will mature on          , 2038. The 2038 notes will bear interest at a rate of     % per year from and including          , 2008 or from the most recent interest payment date to which interest has been paid.

Interest on each of the 2018 notes is payable semi-annually in arrears on           and           of each year, beginning on          , 2009, to the person in whose name such note is registered at the close of business on the           or           next preceding such interest payment date. Interest on each of the 2038 notes is payable semi-annually in arrears on           and           of each year, beginning on          , 2009, to the person in whose name such note is registered at the close of business on the           or           next preceding such interest payment date. To the extent lawful, interest will accrue on any overdue interest at the same rate. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

We may from time to time without notice to, or the consent of, the holders of a particular series of the notes, create and issue additional notes of the same series equal in rank to the notes of that series described herein in all respects (or in all respects except for the payment of interest accruing prior to the issue date of the additional notes or except for the first payment of interest following the issue date of the additional notes) so that the additional notes may be consolidated and form a single series with the other notes of that series described herein and have the same terms as to status, redemption or otherwise as such other notes described herein, as applicable.

Principal of, premium, if any, and interest on the notes including, if applicable, the Change in Control Purchase Price in relation to the notes will be paid in United States dollars. Principal of, premium, if any, and interest on the notes will be payable, and the notes will be exchangeable and transferable, at the corporate trust office of the trustee, The Bank of New York Mellon, in The City of New York (currently located at 101 Barclay Street, Floor 4-East, New York, New York, 10286), or at such other office or agency, in The City of New York or elsewhere, as may be designated and maintained by RCI for such purpose; provided, however, that payment of interest on the notes may be made at the option of RCI by check mailed to the person entitled thereto as shown on the applicable securities register. Notwithstanding the foregoing, the final payment of principal shall be payable only upon surrender of the note to the paying agent.

The notes will be issued only in fully registered form without coupons, in denominations of US$2,000 or any integral multiple of US$1,000 in excess thereof. Subject to the terms of the Indenture, no service charge will be made for any registration of transfer or exchange or redemption of notes, except for certain taxes or other governmental charges that may be imposed in connection with any registration of transfer or exchange.

The notes will not be entitled to the benefit of any sinking fund.

Guarantees and Ranking

The payment of principal, premium, if any, and interest on the notes of each series will be fully and unconditionally guaranteed (the “guarantees”), jointly and severally, by two of RCI’s wholly-owned subsidiaries, RCCI and RWP (collectively, the “guarantors”). The guarantees will be fully and unconditionally guaranteed by RCI on an unsecured, unsubordinated basis. Any payments made by a guarantor with respect to a note or guarantee will be made without withholding or deduction for or on account of Taxes unless required by law or by interpretation or administration thereof. If a guarantor is so required to withhold or deduct any amount for or on account of Taxes, such guarantor will pay Additional Amounts on the same terms, and subject to the same conditions and limitations, as would apply to RCI if it were required to pay Additional Amounts. See the section entitled “Description of Debt Securities — Additional Amounts” in the accompanying prospectus.

The Indenture and the guarantees will provide that each guarantor will be released and relieved of its obligations under its guarantee in respect of a series of notes, and that guarantee will be terminated, upon the request of RCI (without the consent of the trustee) if, immediately after giving effect to such release (and any other concurrent release, termination, repayment or discharge of any other guarantee or other debt of such guarantor), RCI would be in compliance with the “Limitation on Restricted Subsidiary Debt” covenant described below under “— Additional Covenants”. Notwithstanding the above, the guarantee of a guarantor may not be released pursuant to the above provisions if, immediately after the release, that guarantor remains a co-obligor or guarantor in respect of any of RCI’s existing public debt securities outstanding on the date hereof. Among other things, the above release provisions will permit the release and termination of a guarantee in the event of a sale or other disposition as a result of which the applicable guarantor would cease to be a Subsidiary of RCI provided that RCI is in compliance with the aforementioned covenant after giving pro forma effect for such disposition (including the application of any proceeds therefrom). Other than in accordance with these release provisions, or the other release provisions provided for in the Indenture, no guarantor will be released from its payment obligations under its guarantee and no amendment or waiver of these release provisions will be permitted except, in each case, with the consent of the holder of each outstanding note of the affected series. RCI may also, at its option, and at any time, elect to have its obligations and the obligations of the guarantors discharged with respect to the notes upon fulfillment of the conditions described in the accompanying prospectus under “Description of Debt Securities — Defeasance and Covenant Defeasance of Indenture”.

The Indenture and the guarantees will provide that, unless a guarantor has already been released, or in connection with the applicable transaction will be released, from its obligations under its guarantee in accordance with the above release provisions or any other release provision set forth in the Indenture, that guarantor will not amalgamate or consolidate with or merge with or into any other Person or convey, transfer, lease or otherwise dispose of its properties and assets substantially as an entirety to any Person by liquidation, winding-up or otherwise (in one transaction or a series of related transactions) unless (a) immediately after giving effect to such transaction (and treating any Debt which becomes an obligation of the guarantor or a subsidiary of the guarantor in connection with or as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default shall have occurred and be continuing and (b) either (1) the guarantor will be the continuing Person or (2) the Person (if other than the guarantor) formed by such consolidation or amalgamation or into which the guarantor is merged or the Person that acquires by conveyance, transfer, lease or other disposition the properties and assets of the guarantor substantially as an entirety shall, unless that Person is RCI, (i) be a corporation, company, partnership or trust organized and validly existing under (A) the federal laws of Canada or the laws of any Province thereof or (B) the laws of the United States or any State thereof or the District of Columbia and (ii) assume by operation of law or expressly assume, by a supplemental indenture, all of the obligations of the applicable guarantor under its guarantee. In the event of any transaction described in and complying with the conditions listed in this paragraph in which the guarantor is not the continuing corporation, the successor or continuing Person formed or remaining will succeed to, and be substituted for, and may exercise every right and power of, such guarantor under the Indenture and thereafter, except in the case of a lease, such guarantor will be released and relieved from all of its obligations under its guarantee.

The notes and the guarantees will be unsecured, unsubordinated obligations of RCI and the guarantors, respectively, and will rank pari passu with our and the guarantors’ existing and future unsecured, unsubordinated debt. The notes will be effectively subordinated to (1) all of our and the guarantors’ existing and future secured debt to the extent of the assets securing such debt and (2) all existing and future debt and other liabilities of our subsidiaries (other than the guarantors, for so long as their guarantee remains in effect). As of June 30, 2008, our subsidiaries (excluding the guarantors) had in the aggregate approximately $9 million of debt and other liabilities (excluding intercompany liabilities and current liabilities) and RCI and the guarantors had in the aggregate approximately $1.4 million of secured debt.

Optional Redemption

The notes of each series will be redeemable, in whole or in part, at the option of RCI at any time at a redemption price equal to the greater of:

(1) 100% of the principal amount of the notes of the series to be redeemed, and

(2) as determined by the Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest on the notes of the series to be redeemed (not including any portion of the payments of interest accrued as of the date of redemption) discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus           basis points, in the case of the 2018 notes, or           basis points, in the case of the 2038 notes,

plus, in each case, accrued interest thereon to the date of redemption.

“Adjusted Treasury Rate” means, with respect to any redemption date, the rate per year equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes of the series to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt of comparable maturity to the remaining term of the notes of the series to be redeemed.

“Comparable Treasury Price” means, with respect to any redemption date, the average of the Reference Treasury Dealer Quotations for the redemption date.

“Quotation Agent” means the Reference Treasury Dealer appointed by RCI.

“Reference Treasury Dealer” means (i) either of Citigroup Global Markets Inc. or J.P. Morgan Securities Inc. or any successor of either entity; provided, however, that if either shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), RCI shall substitute for such dealer another Primary Treasury Dealer; and (ii) any other Primary Treasury Dealer(s) selected by RCI.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Reference Treasury Dealer, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

The notes of each series also will be subject to redemption in connection with certain changes in applicable withholding taxes. See “Description of Debt Securities — Redemption Upon Changes in Withholding Taxes” in the accompanying prospectus.

RCI will not be obligated, pursuant to mandatory sinking fund payments or otherwise, to redeem the notes and will not be obligated, at the option of the holder, to purchase or repay the notes.

Certain Definitions

“Attributable Debt” means, as of the date of its determination, the present value (discounted semi-annually at the interest rate implicit in the terms of the lease) of the obligation of a lessee for rental payments pursuant to any Sale and Leaseback Transaction (reduced by the amount of the rental obligations of any sublessee of all or part of the same property) during the remaining term of such Sale and Leaseback Transaction (including any period for which the lease relating thereto has been extended), such rental payments not to include amounts payable by the lessee for maintenance and repairs, insurance, taxes, assessments and similar charges and for contingent rates (such as those based on sales); provided, however, that in the case of any Sale and Leaseback Transaction in which the lease is terminable by the lessee upon the payment of a penalty, Attributable Debt shall mean the lesser of the present value of (i) the rental payments to be paid under such Sale and Leaseback Transaction until the first date (after the date of such determination) upon which it may be so terminated plus the then applicable penalty upon such termination and (ii) the rental payments required to be paid during the remaining term of such Sale and Leaseback Transaction (assuming such termination provision is not exercised).

“Consolidated Net Tangible Assets” means the Consolidated Tangible Assets of any Person, less such Person’s current liabilities.

“Consolidated Tangible Assets” means the Tangible Assets of any Person after eliminating inter-company items, determined on a Consolidated basis in accordance with GAAP including appropriate deductions for any minority interest in Tangible Assets of such Person’s Restricted Subsidiaries.

“Consolidation” means the consolidation of the accounts of the Restricted Subsidiaries with those of RCI, if and to the extent the accounts of each such Restricted Subsidiary would normally be consolidated with those of RCI, all in accordance with GAAP; provided, however, that “Consolidation” will not include consolidation of the accounts of any Unrestricted Subsidiary. For purposes of clarification, it is understood that the accounts of RCI or any Restricted Subsidiary include the accounts of any partnership, the beneficial interests in which are controlled (in accordance with GAAP) by RCI or any such Restricted Subsidiary. The term “Consolidated” has a correlative meaning.

“Disqualified Stock” means any Capital Stock of RCI or any Restricted Subsidiary which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder) or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof, in whole or in part, on or prior to the maturity date of the applicable series of debt securities for cash or securities constituting Debt; provided that shares of preferred stock of RCI or any Restricted Subsidiary that are issued with the benefit of provisions requiring a change in control offer to be made for such shares in the event of a change in control of RCI or such Restricted Subsidiary, which provisions have substantially the same effect as the provisions described in “Events of Default — Change in Control Triggering Event”, shall not be deemed to be “Disqualified Stock” solely by virtue of such provisions. For purposes of this definition, the term “Debt” includes Inter-Company Subordinated Debt.

“Excluded Assets” means (i) all assets of any Person other than RCI or a Restricted Subsidiary; (ii) Investments in the Capital Stock of an Unrestricted Subsidiary held by RCI or a Restricted Subsidiary; (iii) any Investment by RCI or a Restricted Subsidiary to the extent paid for with cash or other property that constitutes Excluded Assets or Excluded Securities, so long as at the time of acquisition thereof and after giving effect thereto there exists no Default or Event of Default; and (iv) proceeds of the sale of any Excluded Assets or Excluded Securities received by RCI or any Restricted Subsidiary from a Person other than RCI or a Restricted Subsidiary.

“Excluded Securities” means any Debt, preferred stock or common stock issued by RCI, or any Debt or preferred stock issued by any Restricted Subsidiary, in either case to an Affiliate thereof other than RCI or a Restricted Subsidiary, provided that, at all times, such Excluded Securities shall:

(i) in the case of Debt not owed to RCI or a Restricted Subsidiary, constitute Inter-Company Subordinated Debt;

(ii) in the case of Debt, not be guaranteed by RCI or any Restricted Subsidiary unless such guarantee shall constitute Inter-Company Subordinated Debt;

(iii) in the case of Debt, not be secured by any assets or property of RCI or any Restricted Subsidiary;

(iv) in the case of Debt or preferred stock, provide by its terms that interest or dividends thereon shall be payable only to the extent that, after giving effect to any such payment, no Default or Event of Default shall have occurred and be continuing; and

(v) in the case of Debt or preferred stock, provide by its terms that no payment (other than payments in the form of Excluded Securities) on account of principal (at maturity, by operation of sinking fund or mandatory redemption or otherwise) or other payment on account of redemption, repurchase, retirement or acquisition of such Excluded Security shall be permitted until the earlier of (x) the final maturity of the notes or (y) the date on which all principal of, premium, if any, and interest on notes shall have been duly paid or provided for in full.

“Investment” means (i) directly or indirectly, any advance, loan or capital contribution to, the purchase of any stock, bonds, notes, debentures or other securities of, the acquisition, by purchase or otherwise, of all or substantially all of the business or assets or stock or other evidence of beneficial ownership of, any Person or making of any investment in any Person, (ii) the designation of any Restricted Subsidiary as an Unrestricted Subsidiary and (iii) the transfer of any assets or properties from RCI or a Restricted Subsidiary to any Unrestricted Subsidiary, other than the transfer of assets or properties made in the ordinary course of business. Investments shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

“Lien” means any mortgage, charge, pledge, lien, privilege, security interest, hypothecation and transfer, lease of real property or other encumbrance upon or with respect to any property of any kind, real or personal, moveable or immoveable, now owned or hereafter acquired.

“Net Tangible Assets” means the Tangible Assets of any Person, less such Person’s current liabilities.

“Permitted Liens” means any of the following Liens:

(i) Liens for taxes, rates and assessments not yet due or, if due, the validity of which is being contested diligently and in good faith by appropriate proceedings by RCI or any of the Restricted Subsidiaries (as applicable); and Liens for the excess of the amount of any past due taxes for which a final assessment has not been received over the amount of such taxes as estimated and paid;

(ii) the Lien of any judgment rendered which is being contested diligently and in good faith by appropriate proceedings by RCI, or any of the Restricted Subsidiaries, as the case may be, and which does not have a material adverse effect on the ability of RCI and the Restricted Subsidiaries to operate the business or operations of RCI;

(iii) Liens on Excluded Assets;

(iv) pledges or deposits under worker’s compensation laws, unemployment insurance laws or similar legislation or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Debt) or leases or deposits of cash or bonds or other direct obligations of the United States, Canada or any Canadian province to secure surety or appeal bonds or deposits as security for contested taxes or import duties or for the payment of rents;

(v) Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ liens, or other liens arising out of judgments or awards with respect to which an appeal or other proceeding for review is being prosecuted (and as to which any foreclosure or other enforcement proceeding shall have been effectively stayed);

(vi) Liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings (and as to which foreclosure or other enforcement proceedings shall have been effectively stayed);

(vii) Liens in favor of issuers of surety bonds issued in the ordinary course of business;

(viii) minor survey exceptions, minor encumbrances, easements or reservations of or rights of others for rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of the Person incurring them or the ownership of its properties which were not incurred in connection with Debt or other extensions of credit and which do not in the aggregate materially detract from the value of such properties or materially impair their use in the operation of the business of such Person;

(ix) Liens in favor of Bell Canada under any partial system agreement or related agreement providing for the construction and installation by Bell Canada of cables, attachments, connectors, support structures, closures and other equipment in accordance with the plans and specifications of RCI or any Restricted Subsidiary and the lease by Bell Canada of such equipment to RCI or any Restricted Subsidiary in accordance with tariffs published by Bell Canada from time to time as approved by regulatory authorities, the absence of which would materially and adversely affect RCI and its Restricted Subsidiaries considered as a whole; and

(x) any other Lien existing on the initial issue date of the notes.

“Principal Property” means, as of any date of determination, any land, land improvements or building (and associated factory, laboratory, office and switching equipment (excluding all products marketed by RCI or any of its Subsidiaries)) constituting a manufacturing, development, warehouse, service, office or operating facility owned by or leased to RCI or a Restricted Subsidiary, located within Canada and having an acquisition cost plus capitalized improvements in excess of 0.25% of Consolidated Net Tangible Assets of RCI as of such date of determination, other than any such property (i) which our Board of Directors determines is not of material importance to RCI and its Restricted Subsidiaries taken as a whole, (ii) which is not used in the ordinary course of business or (iii) in which the interest of RCI and all its Subsidiaries does not exceed 50%.

“Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing by RCI or any Restricted Subsidiary of any Principal Property (whether such Principal Property is now owned or hereafter acquired) that has been or is to be sold or transferred by RCI or such Restricted Subsidiary to such Person, other than (i) temporary leases for a term, including renewals at the option of the lessee, of not more than three years, (ii) leases between RCI and a Restricted Subsidiary or between Restricted Subsidiaries and (iii) leases of Principal Property executed by the time of, or within 180 days after the latest of, the acquisition, the completion of construction or improvement (including any improvements on property which will result in such property becoming Principal Property), or the commencement of commercial operation of such Principal Property.

“Secured Debt” means:

•	Debt of RCI or any Restricted Subsidiary secured by any Lien upon any Principal Property or the stock or Debt of a Restricted Subsidiary (other than a Restricted Subsidiary that guarantees the payment obligations of RCI under the applicable series of notes); or

•	any conditional sale or other title retention agreement covering any Principal Property or Restricted Subsidiary;

but does not include any Debt secured by any Lien or any conditional sale or other title retention agreement:

•	incurred or entered into on or after the initial issue date of the notes to finance the acquisition, improvement or construction of such property and either secured by Purchase Money Obligations or Liens placed on such property within 180 days of acquisition, improvement or construction and securing Debt not to exceed 2.5% of RCI’s Consolidated Net Tangible Assets at any time outstanding;

•	on Principal Property or the stock or Debt of Restricted Subsidiaries and existing at the time of acquisition of the property, stock or Debt;

•	owing to RCI or any other Restricted Subsidiary; or

•	existing at the time a corporation or other Person becomes a Restricted Subsidiary;

each of the foregoing being referred to as “Exempted Secured Debt”.

“Tangible Assets” means, at any date, the gross book value as shown by the accounting books and records of any Person of all its property both real and personal, less (i) the net book value of all its licenses, patents, patent applications, copyrights, trademarks, trade names, goodwill, non-compete agreements or organizational expenses and other like intangibles, (ii) unamortized Debt discount and expenses, (iii) all reserves for depreciation, obsolescence, depletion and amortization of its properties and (iv) all other proper reserves which in accordance with GAAP should be provided in connection with the business conducted by such Person.

Events of Default

Change in Control Triggering Event

A “Change in Control” means (i) any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of RCI) the result of which is that any Person or group of Persons (as the term “group” is used in Rule 13d-5 under the Exchange Act), other than Members of the Rogers Family or a Person or group of Persons consisting of or controlled, directly or indirectly, by one or more of the Members of the Rogers Family, acquires, directly or indirectly, more than 50% of the total voting power of all classes of Voting Shares of RCI or (ii) any transaction (including an amalgamation, merger or consolidation or the sale of Capital Stock of RCI) the result of which is that any Person or group of Persons, other than (A) Members of the Rogers Family or a Person or group of Persons consisting of or controlled, directly or indirectly, by one or more of the Members of the Rogers Family or (B) for so long as the only primary beneficiaries of a Qualifying Trust established under the last will and testament of Edward S. Rogers are one or more Individuals or Additional Spouses (as such terms are defined in the definition of “Member of the Rogers Family”), any Person designated by the trustees of such Qualifying Trust (as such term is defined in the definition of “Member of the Rogers Family”) to exercise voting rights attaching to any shares held by such trustees, has elected to the Board of Directors of RCI such number of its or their nominees so that such nominees so elected shall constitute a majority of the number of the directors comprising the Board of Directors of RCI, provided that to the extent that one or more regulatory approvals are required for any of the transactions or circumstances described in clauses (i) or (ii) above to become effective under applicable law, such transactions or circumstances shall be deemed to have occurred at the time such approvals have been obtained and become effective under applicable law.

“Fitch” means Fitch Ratings Ltd. or any successor to the rating agency business thereof.

“Investment Grade Rating” means a rating equal to or higher than BBB− (or the equivalent) by S&P, Baa3 (or the equivalent) by Moody’s or BBB− (or the equivalent) by Fitch.

“Member of the Rogers Family” means Edward S. Rogers who was born on May 27, 1933, such individual being referred to as “Edward S. Rogers”, his Spouse, his issue (including adoptees of any of the foregoing adopted prior to their age of majority and their issue), Ann Taylor Graham Calderisi, the half-sister of Edward S. Rogers, the issue of Ann Taylor Graham Calderisi and the trustees of any trust in which any one or more of the foregoing individuals (“Individuals”) or the Spouse of the issue (including adoptees of such persons adopted prior to their age of majority and their issue) of Edward S. Rogers or Ann Taylor Graham Calderisi (“Additional Spouses”) have a beneficial interest (a “Qualifying Trust”) but, in the case of a Qualifying Trust, only to the extent of the aggregate percentage of the voting securities of RCI held or controlled by the Qualifying Trust that it is reasonable to regard as being held, directly or indirectly, for the benefit of Individuals and Additional Spouses.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Rating Agencies” means S&P, Moody’s and Fitch, and each of such Rating Agencies is referred to individually as a “Rating Agency”.

“Rating Date” means the date which is 90 days prior to the earlier of (i) a Change in Control and (ii) public notice of the occurrence of a Change in Control or of the intention of RCI to effect a Change in Control.

“Rating Decline” means, in respect of a particular series, the occurrence of the following on, or within 90 days after, the date of public notice of the occurrence of a Change in Control or of the intention by RCI to effect a Change in Control (which period shall be extended so long as the rating of such notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies): (i) in the event the notes of such particular series are assigned an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the notes of such series by at least two of the three Rating Agencies shall be below an Investment Grade Rating; or (ii) in the event the notes of such series are rated below an Investment Grade Rating by at least two of the three Rating Agencies on the Rating Date, the rating of the notes of such series by at least two of the three Rating

Agencies shall be decreased by one or more gradations (including gradations within rating categories as well as between rating categories).

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or any successor to the rating agency business thereof.

“Spouse” means, in relation to any person, a person who is legally married to that person and includes a widow or widower of that person, notwithstanding remarriage.

In addition to the Events of Default specified in the accompanying prospectus under “Description of Debt Securities — Events of Default”, the occurrence of any Change in Control Triggering Event with respect to a series of notes will also constitute an Event of Default for that series of notes; provided, however, that holders of the notes of such particular series may not declare the principal of the notes of such series due and payable following an Event of Default arising from a Change in Control Triggering Event, and such Event of Default will be cured, if, (i) within 20 business days after the occurrence of the Change in Control Triggering Event, RCI notifies the trustee in writing of such event and makes an offer to all holders of the notes of the affected series to purchase all outstanding notes of such series properly tendered (a “Change in Control Offer”) at a purchase price (the “Change in Control Purchase Price”) equal to 101% of the principal amount thereof plus any accrued and unpaid interest to the Change in Control Purchase Date (as defined below) and (ii) on the date that is 40 business days after the occurrence of the Change in Control Triggering Event (the “Change in Control Purchase Date”) all notes of the affected series properly tendered into the Change in Control Offer are purchased. A “Change in Control Triggering Event” will be deemed to occur with respect to a series of notes only upon the occurrence of both a Change in Control and a Rating Decline with respect to such series.

In order to effect a Change in Control Offer, RCI shall, within 20 business days after the occurrence of the Change in Control Triggering Event, notify the trustee, who shall mail to each holder of notes of the affected series a copy of the Change in Control Offer, which shall state, among other things, the procedures that holders must follow to accept the Change in Control Offer. In the event of a Change in Control Offer, RCI shall comply with all applicable tender offer rules including Rule 14e-1 under the Exchange Act, to the extent applicable.

The Event of Default arising upon a Change in Control Triggering Event also will be cured if a third party makes the Change in Control Offer in the manner and at the times and otherwise in compliance with the requirements applicable to a Change in Control Offer to be made by RCI, including the obligations of RCI described in the accompanying prospectus under “Description of Debt Securities — Additional Amounts”, and purchases all outstanding notes of the affected series properly tendered under such Change in Control Offer.

An Event of Default arising from a Change in Control Triggering Event may only be waived with the consent of the holders of all outstanding notes of the applicable series.

Our bank credit facility and the indentures governing our outstanding public debt contain similar provisions regarding changes in control and specified credit rating declines. In the event of a change in control and a specified credit rating decline relating to such debt, such debt, together with the notes to be issued hereunder, could become due and payable.

Acceleration and Rescission

If an Event of Default (other than an Event of Default specified in clause (f) of the section of the accompanying prospectus entitled “Description of Debt Securities — Events of Default”) shall occur and be continuing in respect of a series of debt securities, the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding debt securities of the affected series may declare the principal of all outstanding debt securities of such series due and payable; provided, however, that holders of either series of the notes may not declare the principal of the notes of such series due and payable upon an Event of Default arising upon a Change in Control Triggering Event unless and until RCI (or a third party, as applicable) fails in any material respect to comply with the provisions of the applicable Supplemental Indenture that establish the requirements for the associated Change of Control Offer. If an Event of Default specified in clause (f) of the section of the accompanying prospectus entitled “Description of Debt Securities — Events of Default” occurs and is continuing in respect of a series of debt securities, then the principal of all outstanding debt securities of such series shall become due and payable without any declaration or other act on the part of the trustee or any holder of such series.

At any time after a declaration of acceleration with respect to one or more series of debt securities has been made, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in aggregate principal amount of the outstanding debt securities of any such affected series acting in writing may, on behalf of the holders of all the debt securities of such individual series, rescind and annul such declaration of acceleration and its consequences if (a) RCI has paid or deposited, or caused to be paid or deposited, with the trustee a sum sufficient to pay (i) all sums paid or advanced by the trustee with respect to such series of debt securities and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel, (ii) the principal of, and interest, premium or other amounts, if any, on, any debt securities of such series that have become due and payable otherwise than by such declaration of acceleration, and (iii) for purposes of each series of the notes, interest upon overdue interest at the interest rate provided for in the notes of such series to the extent that payment of such interest is lawful; and (b) all Events of Default in respect of such series, other than the nonpayment of principal of, or interest, premium or other amounts, if any, on, the debt securities of such series which have become due solely by such declaration of acceleration, have been cured or waived.

The Base Indenture contains a provision entitling the trustee to be funded and indemnified by the holders of debt securities of the applicable series before proceeding to exercise any right or power under the Base Indenture or the supplemental indenture establishing such series at the request or direction of such holders. Subject to such provisions for funding and indemnification of the trustee and certain other limitations and conditions contained in the Base Indenture, the Base Indenture provides that the holders of a majority in aggregate principal amount of outstanding debt securities of the applicable series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee under the Base Indenture (as supplemented for purposes of such debt securities). The Base Indenture provides that no holder of debt securities of any series may pursue a remedy with respect to the Base Indenture (as supplemented for purposes of such debt securities) except under certain circumstances where the trustee has failed to act.

Additional Covenants

The notes of each series will be subject to the covenants described in the accompanying prospectus. In addition, the notes of each series will be subject to the additional covenants described below.

Restricted Subsidiaries

The Board of Directors of RCI may designate any Restricted Subsidiary or any Person that is to become a Subsidiary as an Unrestricted Subsidiary, or RCI or any Restricted Subsidiary may transfer any assets or properties to an Unrestricted Subsidiary, if (i) prior to and immediately after such designation, no Default or Event of Default shall have occurred and be continuing and (ii) such Subsidiary or Person, together with all other Unrestricted Subsidiaries, shall not in the aggregate have Net Tangible Assets greater than 15% of RCI’s Consolidated Net Tangible Assets; provided, however, that for the purposes of this “Restricted Subsidiaries” covenant, (1) RCI’s Consolidated Net Tangible Assets shall also include the aggregate Net Tangible Assets of such Subsidiary or Person and all other Unrestricted Subsidiaries and (2) Excluded Assets shall be excluded from the calculation of Net Tangible Assets and Consolidated Net Tangible Assets. On the initial issue date of the notes, none of RCI’s Subsidiaries will be designated as an Unrestricted Subsidiary.

The Board of Directors of RCI may not designate any Unrestricted Subsidiary as a Restricted Subsidiary unless immediately before and after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

Nothing in this “Restricted Subsidiaries” covenant shall restrict or limit RCI or any Restricted Subsidiary from transferring any asset that is an Excluded Asset to any Unrestricted Subsidiary or any Person that is to become an Unrestricted Subsidiary.

Limitation on Secured Debt

RCI will not, and RCI will not permit any of its Restricted Subsidiaries to, create, assume, incur or guarantee any Secured Debt unless and for so long as RCI secures, or causes such Restricted Subsidiary to secure, the notes of the applicable series equally and ratably with (or prior to) such Secured Debt. However, any of RCI or its Restricted Subsidiaries may incur Secured Debt without securing such notes if, immediately after incurring the Secured Debt, the aggregate principal amount of all Secured Debt then outstanding plus the aggregate amount of the Attributable Debt then outstanding pursuant to Sale and Leaseback Transactions would not exceed 15% of RCI’s Consolidated Net Tangible Assets. The aggregate amount of all Secured Debt in the preceding sentence excludes Secured Debt which is secured equally and ratably with the notes of the applicable series and Secured Debt that is being repaid concurrently. Any Lien which is granted to secure notes of a series under this covenant shall be discharged at the same time as the discharge of the Lien securing the Secured Debt that gave rise to the obligation to secure such notes under this covenant.

If, upon any consolidation, amalgamation or merger of RCI or a guarantor, as applicable, with or into any other Person, or upon any conveyance, transfer, lease or disposition of the properties of RCI or a guarantor, as applicable, substantially as an entirety to any Person, in each case as described in the accompanying prospectus in the section entitled “Description of Debt Securities — Mergers, Amalgamations and Sales of Assets by RCI”, in the case of RCI, and as described in the section of this prospectus supplement entitled “Description of the Notes — Guarantors and Ranking”, in the case of a guarantor, any property or asset of RCI or any Subsidiary of RCI would become subject to a Lien, then, unless such Lien could be created pursuant to the covenant described in the paragraph above without equally and ratably securing the notes of the applicable series, RCI or the guarantor, as applicable, simultaneously with or prior to such transaction, will, as to such property or asset, secure such notes (or cause such notes to be secured) equally and ratably with (or prior to) the Debt that upon such transaction is to become secured as to such property or asset by such Lien.

Limitation on Sale and Leaseback Transactions

RCI will not, and will not permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction, unless either (a) immediately thereafter, the sum of (1) the Attributable Debt to be outstanding pursuant to such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into by RCI or a Restricted Subsidiary on or after the initial issue date of the notes (or, in the case of a Restricted Subsidiary, the date on which it became a Restricted Subsidiary, if on or after the initial issue date of the notes) and (2) the aggregate amount of all Secured Debt, excluding Secured Debt which is secured equally and ratably with the notes of the applicable series, would not exceed 15% of RCI’s Consolidated Net Tangible Assets or (b) an amount, equal to the greater of the net proceeds to RCI or a Restricted Subsidiary from such sale and the Attributable Debt to be outstanding pursuant to such Sale and Leaseback Transaction, is used within 180 days to retire Debt of RCI or a Restricted Subsidiary. However, Debt which is subordinate to the notes or which is owed to RCI or a Restricted Subsidiary may not be retired in satisfaction of clause (b) above.

Limitation on Restricted Subsidiary Debt

RCI will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Debt (other than Debt to the extent that the notes of the applicable series are secured equally and ratably with (or prior to) such Debt), unless (1) the obligations of RCI under the notes of such series are guaranteed (which guarantee may be on an unsecured basis) by such Restricted Subsidiary such that the claim of the holders of the notes of such series under such guarantee ranks prior to or pari passu with such Debt or (2) after giving effect to the incurrence of such Debt and the application of the proceeds therefrom, the sum of (without duplication) (x) the then outstanding aggregate principal amount of Debt (other than Exempted Secured Debt) of all Restricted Subsidiaries, (y) the then outstanding aggregate principal amount of Secured Debt of RCI (not on a Consolidated basis) and (z) Attributable Debt relating to then outstanding Sale and Leaseback Transactions, would not exceed 15% of Consolidated Net Tangible Assets; provided, however, that this restriction will not apply to, and there will be excluded from any calculation hereunder, (A) Debt owing by a Restricted Subsidiary to RCI or to another Restricted Subsidiary and (B) Debt secured by Permitted Liens; provided, further, that this restriction will not prohibit the incurrence of Debt in connection with any extension, renewal or replacement (including successive extensions, renewals or replacements), in whole or in part, of any Debt of the Restricted Subsidiaries (provided that the principal amount of such Debt immediately prior to such extension, renewal or replacement is not increased).

Modification and Waiver

The Indenture provides that modifications and amendments to the Base Indenture and the particular terms and conditions of any series of debt securities issued under the Base Indenture may be made by RCI (and any applicable guarantors) and the trustee, and will be made by the trustee upon the request of RCI, with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding debt securities of each such series to which such modification or amendment will apply; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security of such series affected thereby: (i) change the Stated Maturity of the principal of, or any installment of interest on, any such debt security, or reduce the principal amount thereof or the rate of interest thereon, or reduce the redemption price thereof, or change the coin or currency in which any such debt security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the applicable redemption date); (ii) reduce the percentage in principal amount of outstanding debt securities of such series, the consent of whose holders is necessary to amend or waive compliance with certain provisions of the Base Indenture or the supplemental indenture applicable to such series or to waive certain defaults; or (iii) modify any of the provisions relating to the modification or amendment of the Base Indenture or the supplemental indenture applicable to such series which provisions require the consent of holders of outstanding debt securities of such series or relating to the waiver of past defaults or certain covenants, except to increase the percentage of outstanding debt securities of such series the consent of whose holders is required for such actions or to provide that certain other provisions of the Base Indenture or the supplemental indenture applicable to such series cannot be modified or waived without the consent of the holder of each debt security of such series affected thereby. In addition, modifications and amendments to the Base Indenture and the particular terms and conditions of any series of debt securities may be made by RCI (and any applicable guarantors) and the trustee without the consent of any holders of debt securities in order to, among other things, (i) provide certain additional rights or benefits to the holders of any series of debt securities, (ii) cure any ambiguity or correct or supplement any defective or inconsistent provision or make any other change to the Base Indenture or a series of debt securities, provided, in each case, that such modification or amendment does not adversely affect the interests of the holders of debt securities of any such series in any material respect, and (iii) give effect to any direction or other act of the holders of a series of debt securities permitted to be given, made or taken under the Base Indenture (as supplemented for purposes of such debt securities). Any modification or amendment to the Base Indenture or the particular terms and conditions of a series of debt securities that is permitted or authorized for a particular series will be binding on all holders of debt securities of that series notwithstanding whether a particular holder has approved it and, except as otherwise provided in any required approval for such modification or amendment, regardless of whether the holders of any other affected series of debt securities has approved it.

The holders of a majority in aggregate principal amount of the outstanding debt securities of any affected series may, on behalf of all holders of the debt securities of such series, waive RCI’s compliance with certain covenants and other provisions of the Base Indenture that apply to such series of debt securities and the supplemental indenture applicable to such series, including any existing default or Event of Default and its consequences under the Base Indenture and such supplemental indenture other than a default or Event of Default (i) in the payment of interest (or premium, if any) on, or the principal of, the debt securities of that series, (ii) arising from a Change of Control Triggering Event or (iii) in respect of a covenant or other provision that cannot be modified or amended without the consent of the holders of each outstanding debt security of that series. In addition to certain covenants and other provisions identified in the Base Indenture, the Indenture provides that holders of a majority in aggregate principal amount of the outstanding notes of each series affected may waive compliance with the additional covenants set forth above under “— Additional Covenants”.

Global Securities

The notes of each series will be issued in the form of one or more global securities that will be deposited with, or on behalf of, the depositary, The Depository Trust Company. Interests in the global securities will be issued only in denominations of US$2,000 or integral multiples of US$1,000 in excess thereof. Unless and until it is exchanged in whole or in part for notes of the particular series in definitive form, a global security may not be transferred except as a whole to a nominee of the depositary for the global security, or by a nominee of the depositary to the depositary or another nominee of the depositary, or by the depositary or any nominee to a successor depositary or a nominee of the successor depositary.

Book-Entry System

Initially, each series of notes will be registered in the name of Cede & Co., the nominee of the depositary. Accordingly, beneficial interests in the notes will be shown on, and transfers thereof will be effected only through, records maintained by the depositary and its participants.

The depositary has advised us and the underwriters as follows: the depositary, or DTC, is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. The depositary holds securities that its participants (“Direct Participants”) deposit with the depositary. The depositary also eliminates the need for physical movement of securities certificates by facilitating the settlement among Direct Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in the Direct Participants’ accounts. Direct Participants include securities brokers and dealers, including the underwriters, banks, trust companies, clearing corporations, and certain other organizations. The depositary is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC. DTCC is owned by a number of Direct Participants of the depositary and members of the national Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation, as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the depositary system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”). The rules applicable to the depositary and its Direct Participants and Indirect Participants are on file with the Commission. All interests in the global securities including those held through the Euroclear System (“Euroclear”) or Clearstream Banking S.A. (“Clearstream, Luxembourg”) may be subject to procedures and requirements of DTC. Those interests held through Euroclear or Clearstream, Luxembourg may also be subject to the procedures and requirements of such systems.

The depositary advises that its established procedures provide that:

•	upon our issuance of the notes, the depositary will credit the accounts of Direct Participants and Indirect Participants designated by the underwriters with the principal amounts of the notes purchased by the underwriters, and

•	ownership of interest in the global securities will be shown on, and the transfer of the ownership will be effected only through, records maintained by the depositary, the Direct Participants and the Indirect Participants.

The laws of some states require that certain persons take physical delivery in definitive form of securities which they own. Consequently, the ability to transfer beneficial interest in the global securities is limited to such extent.

So long as a nominee of the depositary is the registered owner of the global securities, the nominee for all purposes, except as required by law, will be considered the sole owner or holder of the global securities under the Indenture.

Except as provided below, owners of beneficial interests in the global securities will not be entitled to have notes registered in their names, will not receive or be entitled to receive physical delivery of notes in definitive form and will not be considered the owners or holders thereof under the Indenture.

None of RCI, the guarantors, any underwriters, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global securities, or for maintaining, supervising or reviewing any records relating to those beneficial ownership interests.

Principal and interest payments on the notes registered in the name of the depositary’s nominee will be made in immediately available funds to the depositary’s nominee as the registered owner of the global securities. Under the terms of the notes, we and the trustee will treat the persons in whose names the notes are registered as the owners of those notes for the purpose of receiving payment of principal and interest on those notes and for all other purposes whatsoever. Therefore, neither we, the trustee nor any paying agent has any direct responsibility or liability for the payment of principal or interest on the notes to owners of beneficial interests in the global securities. The depositary has advised us and the trustee that its current practice is upon receipt of any payment of principal or interest, to credit Direct Participants’ accounts on the payment date in accordance with their respective holdings of beneficial interests in the global securities as shown on the depositary’s records, unless the depositary has reason to believe that it will not receive payment on the payment date. Payments by Direct Participants and Indirect Participants to owners of beneficial interests in the global securities will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of the Direct Participants and Indirect Participants and not of the depositary, the trustee, the underwriters or us, subject to any statutory requirements that may be in effect from time to time. Payment of principal and interest to the depositary is our responsibility or the responsibility of the trustee, but disbursement of those payments to the owners of beneficial interests in the global securities shall be the responsibility of the depositary and Direct Participants and Indirect Participants.

Each series of notes represented by a global security will be exchangeable for notes of such series in definitive form of like tenor as the global security in denominations of US$2,000 and integral multiples of US$1,000 in excess thereof if (i) the depositary notifies us that it is unwilling or unable to continue as depositary for the global security or at any time the depositary ceases to be a clearing agency registered under applicable law and, in either case, a successor depositary is not appointed by us within 90 days, (ii) we in our discretion at any time determine not to require all of such notes to be represented by a global security and notify the trustee thereof or (iii) an Event of Default in respect of notes shall have occurred and be continuing (and, in the case of an Event of Default arising upon a Change in Control Triggering Event, such Event of Default shall not have been cured by a Change in Control Offer in the prescribed time). Any notes of a series that are exchangeable pursuant to the preceding sentence are exchangeable for notes of such series issuable in authorized denominations and registered in such names as the depositary shall direct. Subject to the foregoing, a global security is not exchangeable, except for a global security or global securities of the same aggregate denominations to be registered in the name of the depositary or its nominee.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but neither we nor the underwriters take responsibility for the accuracy thereof.

Global Clearance and Settlement Procedures

Initial settlement for the notes will be made in immediately available funds. Secondary market trading between DTC participants (“DTC Participants”) will occur in the ordinary way in accordance with DTC rules and will be settled in immediately available funds using DTC’s Same-Day Funds Settlement System. Secondary market trading between Clearstream participants (“Clearstream Participants”) and/or Euroclear participants (“Euroclear Participants”) will occur in the ordinary way in accordance with the applicable rules and operating procedures of Clearstream, Luxembourg and Euroclear, as applicable.

Cross-market transfers between persons holding directly or indirectly through DTC on the one hand, and directly or indirectly through Clearstream Participants or Euroclear Participants, on the other, will be effected through DTC in accordance with DTC rules on behalf of the relevant European international clearing system by its U.S. depositary; however, such cross-market transactions will require delivery of instructions to the relevant European international clearing system by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to its U.S. depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Clearstream Participants and Euroclear Participants may not deliver instructions directly to their respective U.S. depositaries.

Because of time-zone differences, credits of notes received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a DTC Participant will be made during subsequent securities settlement processing and dated the business day following the DTC settlement date. The credits or any transactions in the notes settled during the processing will be reported to the relevant Euroclear Participant or Clearstream Participant on that business day. Cash received in Clearstream, Luxembourg or Euroclear as a result of sales of the notes by or through a Clearstream Participant or a Euroclear Participant to a DTC Participant will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of notes among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued or changed at any time.

Same-Day Settlement and Payment

Settlement for the notes will be made by the underwriters in immediately available funds. So long as the depositary continues to make same day settlement available to us, all payments of principal and interest on the notes will be made by us in immediately available funds.

Secondary trading in long-term notes and debentures of corporate issues is generally settled in clearing-house or next-day funds. In contrast, the depositary will facilitate same day settlement for trading in the notes until maturity, and secondary market trading activity in the notes will therefore be required by the depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

Governing Law

The Indenture and the notes will be governed by and construed in accordance with the laws of the State of New York. The Indenture is subject to the provisions of the Trust Indenture Act.

CREDIT RATINGS

The following table discloses the expected credit ratings and credit ratings outlooks accorded to each series of notes by the rating agencies indicated:

Rating Agency	Rating	Outlook

Moody’s Investors Service, Inc. (“Moody’s”)	Baa3	Positive
Standard & Poor’s Ratings Services (“S&P”)	BBB−	Positive
Fitch Ratings Ltd. (“Fitch”)	BBB	Stable

Moody’s credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa is the fourth highest of nine major categories used by Moody’s. According to the Moody’s rating system, debt securities rated Baa are subject to moderate credit risk. They are considered medium grade obligations and as such may possess certain speculative characteristics. Moody’s applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

S&P’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB is the fourth highest of ten major categories used by S&P. According to the S&P rating system, debt securities rated BBB exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments on the securities. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (−) sign to show relative standing within the major rating categories.

Fitch’s credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. The BBB rating category is the fourth highest of the 11 major ratings categories used by Fitch. Fitch describes debt instruments rated BBB as having good credit quality. According to Fitch, BBB ratings indicate that there are currently expectations of low credit risk and that the capacity for payment of financial commitments is considered adequate but adverse changes in circumstances and economic conditions are more likely to impair this capacity. The modifiers “+” or “−” may be appended to a rating to denote relative status within major rating categories.

The credit ratings accorded to the notes of each series by these rating agencies are not recommendations to buy, hold or sell the notes of such series since such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant and, if any such rating is so revised or withdrawn, we are under no obligation to update this prospectus supplement. See “Risks Related to the Notes — Credit ratings may change adversely affecting the market value of the notes and our cost of capital. Adverse changes to the credit ratings assigned to some of our outstanding public debt may also subject us to certain restrictive covenants.”

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

This section summarizes the material U.S. federal income tax consequences to holders of the notes. However, the discussion is limited in the following ways:

•	The discussion is based upon the U.S. Internal Revenue Code of 1986, as amended, (the “Code”), U.S. Treasury Regulations issued thereunder, U.S. Internal Revenue Service (the “IRS”) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time.

•	The discussion only covers you if you buy your notes in the initial offering at their initial issue price.

•	The discussion only covers you if you hold your notes as a capital asset (that is, for investment purposes), and if you do not have a special tax status.

•	The discussion does not cover tax consequences that depend upon your particular tax situation in addition to your ownership of notes, such as if you are a tax-exempt entity, bank, insurance company or financial institution, you hold the notes as a hedge against, or the notes are hedged against, currency risk or as part of a straddle or conversion transaction, you are a regulated investment company, subject to the alternative minimum tax, a dealer in securities or foreign currencies, a U.S. expatriate or your functional currency is not the U.S. dollar. We suggest that you consult your tax advisor about the consequences of holding notes in your particular situation.

•	The discussion is based on current law. Changes in the law may change the tax treatment of the notes, possibly with retroactive effect.

•	The discussion does not cover state, local or foreign law.

•	We have not requested a ruling from the IRS on the tax consequences of owning the notes. As a result, the IRS could disagree with portions of this discussion.

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner of a partnership holding notes, we suggest that you consult your tax advisor.

If you are considering buying notes, we suggest that you consult your tax advisor about the tax consequences of holding the notes in your particular situation.

Tax Consequences to U.S. Holders

This section applies to you if you are a “U.S. Holder”. A “U.S. Holder” is:

•	an individual U.S. citizen or resident alien;

•	a corporation or entity taxable as a corporation for U.S. federal income tax purposes that was created under U.S. law (federal, state or District of Columbia);

•	an estate whose worldwide income is subject to U.S. federal income tax; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Interest

•	If you are a cash method taxpayer (including most individual holders), you must report interest on the notes in your income as ordinary interest income when you receive it.

•	If you are an accrual method taxpayer, you must report interest on the notes in your income as ordinary interest income as it accrues.

•	Such interest will constitute foreign source income for U.S. foreign tax credit limitation purposes, but with certain exceptions, will be treated separately, together with other items of “passive category income” or, in the case of certain holders, “general category income” for purposes of computing the foreign tax credit allowable under U.S. federal income tax laws. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Sale, Exchange, Redemption or Retirement of Notes

On your sale, exchange, redemption or retirement of a note:

•	You will have taxable gain or loss equal to the difference between the amount received by you and your tax basis in the note. Your tax basis in the note is your cost, subject to certain adjustments.

•	Your gain or loss will generally be capital gain or loss, and will be long term capital gain or loss if you held the note for more than one year. For noncorporate taxpayers, including individuals, the maximum tax rate on long term capital gains is 15% for taxable years beginning before January 1, 2011 and 20% thereafter. Deductibility of capital losses is subject to limitations.

•	If you sell the note between interest payment dates, a portion of the amount you receive reflects interest that has accrued on the note but has not yet been paid by the sale date. That amount is treated as ordinary interest income and not as sale proceeds.

•	Your gain or loss generally will be treated as U.S. source income for U.S. foreign tax credit limitation purposes.

Information Reporting and Backup Withholding

Under the tax rules concerning information reporting to the IRS:

•	Assuming you hold your notes through a broker or other securities intermediary, the intermediary must provide information to the IRS and to you on IRS Form 1099 concerning interest and retirement proceeds on your notes, unless an exemption applies.

•	Similarly, unless an exemption applies, you must provide the intermediary with your Taxpayer Identification Number on a certified IRS Form W-9 for its use in reporting information to the IRS. If you are an individual, this is your Social Security number. You are also required to comply with other IRS requirements concerning information reporting.

•	If you are subject to these requirements but do not comply, the intermediary must withhold 28% of all amounts payable to you on the notes (including principal payments) or the proceeds from the sale or other disposition of the notes. This is called “backup withholding”. If the intermediary withholds payments, you may use the withheld amount as a credit against your U.S. federal income tax liability, provided you furnish the required information to the IRS in a timely manner.

•	All individual U.S. Holders are subject to these requirements. Some holders, including all corporations, tax-exempt organizations and individual retirement accounts, are exempt from these requirements.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations generally applicable to a holder of notes who acquires such notes, as a beneficial owner, pursuant to this prospectus supplement and who, at all relevant times, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) (i) is not, and is not deemed to be, a resident of Canada (and has never been, or been deemed to be, a resident of Canada), (ii) deals at arm’s length with RCI and with any transferee resident in Canada to whom the holder disposes of notes, and (iii) does not use or hold, and is not deemed to use or hold, the notes in a business carried on in Canada. Special rules, which are not discussed in this summary, may apply to a holder of notes that is an insurer that carries on an insurance business in Canada and elsewhere. Such holders should consult their own tax advisors.

This summary is based upon the provisions of the Canadian Tax Act in force on the date hereof and the regulations thereunder (the “Regulations”), all specific proposals to amend the Canadian Tax Act and the Regulations publicly announced prior to the date hereof by or on behalf of the Minister of Finance (Canada) (the “Proposed Amendments”) and counsel’s understanding of the current administrative practices of the Canada Revenue Agency published in writing prior to the date of this prospectus supplement. This summary does not otherwise take into account or anticipate any other changes in law or administrative or assessing practice, whether by legislative, regulatory, governmental or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax considerations which may differ from the Canadian federal income tax considerations described herein. No assurance can be given that the Proposed Amendments will be enacted as proposed or at all.

This summary is not exhaustive of all Canadian federal income tax considerations that may be relevant to a particular holder of the notes. This summary is of a general nature only and is not, and should not be construed to be, legal or tax advice to a particular holder of notes, and no representation with respect to the income tax consequences to any particular holder is made. Accordingly, prospective purchasers of notes should consult with their own tax advisors for advice regarding the income tax considerations applicable to their particular circumstances.

No withholding tax will apply under the Canadian Tax Act to interest, principal or premium, if any, paid or credited to a holder on a note or to proceeds received by a holder on the disposition of a note, including on a redemption, payment on maturity, repurchase or purchase for cancellation.

No other tax on income (including taxable capital gains) will be payable under the Canadian Tax Act by a holder of a note on interest, principal or premium, if any, or on proceeds received by a holder on the disposition of a note, including on a redemption, payment on maturity, repurchase or purchase for cancellation.

UNDERWRITING

Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as joint book-running managers and representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

	Principal Amount of	Principal Amount of
Underwriters	2018 Notes	2038 Notes

Citigroup Global Markets Inc.	US$	US$
J.P. Morgan Securities Inc.

Total	US$	US$

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering may be terminated at the discretion of the representatives of the underwriters if there is a material adverse change in the financial markets which makes it impracticable to proceed with the offering and are also subject to approval of legal matters by counsel and to other conditions. The underwriters are, however, obligated to purchase all of the notes if they purchase any of the notes under the underwriting agreement. The underwriters propose to offer some of the 2018 notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the 2018 notes to dealers at the public offering price less a concession not to exceed     %. The underwriters may allow, and dealers may reallow a concession not to exceed  % on sales to other dealers with respect to the 2018 notes. The underwriters propose to offer some of the 2038 notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the 2038 notes to dealers at the public offering price less a concession not to exceed     %. The underwriters may allow, and dealers may reallow a concession not to exceed     % on sales to other dealers with respect to the 2038 notes.

The following table shows the underwriting commission that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by RCI

Per 2018 note		%
Per 2038 note		%

After the underwriters have made a reasonable effort to sell all of the notes at the initial offering price, the concessions allowed and the offering price of the notes may be changed (but not in excess of the initial offering price) and the compensation realized by the underwriters will change accordingly.

In connection with this offering, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of the notes in excess of the principal amount of the notes to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of the notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses for this offering will be approximately US$        (not including the underwriting commission).

The underwriters have performed and may in the future perform investment and commercial banking and advisory services for us from time to time for which they have received or may in the future receive customary fees and expenses.

The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business. Each of          ,          , and           is an affiliate of a bank or a financial institution that is currently, or may become concurrently with this offering, a lender to us under our bank credit facility (such affiliates, the “Lenders”) and each of          ,          , and           is an affiliate of a bank or a financial institution that is currently, or may become concurrently with this offering, a counter-party to cross-currency interest rate exchange agreements with us (such affiliates, the “Counter-Parties”) and, accordingly, we may be considered to be a connected issuer of each such underwriter for purposes of applicable securities legislation in each of the provinces of Canada. We were indebted to the Lenders for approximately $        as of          , 2008 under our bank credit facility, representing approximately     % of our total debt as of that date. At the date hereof our obligations under our bank credit facility and cross-currency interest rate exchange agreements are unsecured. We are in compliance with the terms of, and the Lenders and the Counter-Parties have not waived any material breach of, the agreement governing our bank credit facility and our cross-currency interest rate exchange agreements since their respective dates of execution. All or a portion of the proceeds of this offering may be used to repay debt, including advances under our bank credit facility. None of the Lenders or Counter-Parties were involved in the decision to offer the notes or in the determination of the terms of the distribution of the notes. None of the underwriters will receive any direct benefit from this offering other than its respective share of the underwriters’ commission.

As a consequence of the sale of the notes, each of the underwriters will receive a commission on the principal amount of notes sold by it and it is currently anticipated that the banks affiliated with certain of the underwriters may receive more than 10% of the net proceeds from the sale of the notes as repayment of advances under our bank credit facility. Because more than 10% of the proceeds of this offering, not including underwriting compensation, may be received by entities who are affiliated with Financial Industry Regulatory Authority members who are participating in this offering, this offering is being conducted in compliance with the NASD Conduct Rule 2710(h). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with this offering, as the offering is of a class of securities rated Baa or better by Moody’s or BBB or better by S&P. See “Use of Proceeds” and “Credit Ratings” in this prospectus supplement.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

This prospectus supplement does not constitute an offer of the notes, directly or indirectly, in Canada or to residents of Canada. Each underwriter has agreed that it will not, directly or indirectly, offer, sell or deliver any notes purchased by it in Canada or to residents of Canada and that any selling agreement or similar agreement with respect to the notes will require each dealer or other party thereto to make an agreement to the same effect. The notes offered under this prospectus supplement to purchasers outside of Canada are being qualified under the securities laws of the Province of Ontario. The notes will not be qualified for sale under the securities laws of any province or territory of Canada (other than the Province of Ontario).

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of notes described in this prospectus supplement may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the notes that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined below) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of notes described in this prospectus supplement located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the notes have not authorized and do not authorize the making of any offer of notes through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the notes as contemplated in this prospectus supplement. Accordingly, no purchaser of the notes, other than the underwriters, is authorized to make any further offer of the notes on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus supplement is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This prospectus supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

Certain legal matters in connection with the offering of the notes will be passed upon on our behalf by Davies Ward Phillips & Vineberg LLP, our Canadian counsel, and Cravath, Swaine & Moore LLP, our U.S. counsel. Certain legal matters will be passed upon for the underwriters by Osler, Hoskin & Harcourt LLP, the underwriters’ Canadian counsel, and Shearman & Sterling LLP, the underwriters’ U.S. counsel. As of the date of this prospectus supplement, the partners and associates of each of Davies Ward Phillips & Vineberg LLP and Osler, Hoskin & Harcourt LLP beneficially owned, directly or indirectly, less than 1% of our outstanding securities of any class and less than 1% of the outstanding securities of any class of our associates or affiliates.

EXPERTS

Our consolidated financial statements as at and for the years ended December 31, 2007 and 2006 incorporated by reference into this prospectus supplement and the accompanying prospectus have been audited by KPMG LLP, as indicated in their report incorporated by reference in this prospectus supplement and accompanying prospectus, and are incorporated herein and therein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

AUDITORS’ CONSENT

To the Board of Directors of Rogers Communications Inc.:

We have read the prospectus supplement of Rogers Communications Inc. (the “Company”) dated          , 2008 to a short form base shelf prospectus dated November 8, 2007 (collectively, the “Prospectus”) relating to the issue and sale of US$        aggregate principal amount of  % Senior Notes Due 2018 of the Company and US$        aggregate principal amount of  % Senior Notes Due 2038 of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of the Company dated February 20, 2008 on the consolidated balance sheets of the Company as at December 31, 2007 and 2006 and the consolidated statements of income, shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2007 and the consolidated statement of comprehensive income for the year ended December 31, 2007.

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
          , 2008

US$

Rogers Communications Inc.

US$               % Senior Notes Due 2018

US$               % Senior Notes Due 2038

PROSPECTUS SUPPLEMENT

          , 2008

Citi

JPMorgan